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direct dial Number 310-282-6247 Email: Jmccloud@chrisglase.com	July 21, 2008
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561
Mail Stop 3561

Re:	MGM MIRAGE
Form 10-K for the year ended December 31, 2007
File No. 001-10362
Dear Mr Foti:
Enclosed for filing with the Securities and Exchange Commission (the “Commission”) on behalf of MGM MIRAGE (the “Company”) is the Company’s response to your letter dated July 8, 2008. The SEC staff’s letter set forth various specific comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2007.
Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of each response.
Consolidated Statements of Cash Flows, page 45
1.	We note your presentation of “real estate under development” and “residential sales deposits, net” as operating activities on the statement of cash flows. Please tell us the nature of the amounts presented as residential sales deposits, net, and explain to us why you believe net presentation is appropriate. Also, please explain to us why you believe it is appropriate to present such items as operating activities rather than as investing activities on the statement of cash flows.

The cash flow line item “real estate under development” consists of cash expenditures for construction of wholly-owned real estate projects to be sold, which consisted of condominium and condominium-hotel developments at CityCenter. The cash flow line item “residential sales deposits, net” consists of the unrestricted cash received from condominium purchasers as down payments. The Company will remove the reference to “net” in future filings.

Securities and Exchange Commission
July 21, 2008

The Company believes that the classification of these items as operating activities rather than as investing activities is in compliance with SFAS 95. The primary operation of this component of the CityCenter project is the development of real estate for sale. Therefore, the Company believes that the cash flows related to this component of CityCenter’s real estate development activities should be classified as operating activities. Specifically as it relates to real estate under development, paragraph 25 of SFAS 102 states:
The definitions of operating and investing activities in Statement 95 provide flexibility for the appropriate classification of cash receipts and payments for assets that generally are productive assets but in certain cases may be inventory. For example, real estate generally is considered a productive asset, and a cash payment to purchase real estate generally is an investing cash outflow. However, if real estate is acquired by a real estate developer to be subdivided, improved, and sold in individual lots, then the cash payment to purchase that real estate would be classified as an operating cash flow because the real estate is acquired specifically for resale and is similar to inventory in other businesses.
The Company believes this treatment is also appropriate for deposits received from customers on the purchase of the real estate developed for sale. The Company notes that these conclusions are also consistent with the general interpretation that a real estate developer is not a development stage enterprise since it has commenced operations of its primary business, developing real estate for sale.

Please note that since the contribution of CityCenter to a joint venture with Dubai World in November 2007, real estate under development and residential sales deposits are no longer carried on the Company’s balance sheet as the Company now accounts for its investment in CityCenter under the equity method.

2.	Reference is made to the cash outflow item “other” in the amount of $(97,082) included within operating activities for the year ended December 31, 2007. In light of the significance of this amount, please tell us the individual items which comprise the amount and revise future filings to separately present any significant components of this amount on the face of the statement of cash flows.

Of the amount reported as “other” operating cash flows for the year ended December 31, 2007, $66.7 million represents amounts recorded in net income for Hurricane Katrina business interruption insurance recoveries, but separately included in the operating cash inflow caption, “Hurricane Katrina insurance recoveries.” The inclusion of such amount in the “other” operating cash flow line is necessary to prevent double-counting this item.

In future filings, the Company will present such adjustment to net income as a separate item in the reconciliation of net income to cash flows from operating activities.

Securities and Exchange Commission
July 21, 2008

The remaining amount of “other” cash outflow —($30,333)— is consistent with historical levels and primarily represents the net change, after accounting for specific investing cash flows, in other long-term assets and liabilities. None of the other items are individually significant (i.e., none greater than 5% of total operating cash flow). Examples of items included in that amount include purchases of base stock inventory (linen, uniforms, etc.) and prepaid sales commissions for residential sales at CityCenter prior to the contribution of CityCenter to a joint venture in November 2007.
Note 1. Organization, page 47
3.	We note from your disclosure in Note 1 that as of December 31, 2007, approximately 52% of the outstanding shares of the Company’s common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, and it appears that Tracinda has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares to the extent this control relationship exists. Refer to the requirements of paragraph 2 of SFAS 57.

As requested by the Commission, the Company will revise its footnote disclosure related to Tracinda’s ownership as follows (using the December 31, 2007 disclosure for illustrative purposes):
As of December 31, 2007, approximately 52% of the outstanding shares of the Company’s common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian. As a result, Tracinda Corporation has the ability to elect the Company’s entire Board of Directors and determine the outcome of other matters submitted to the Company’s stockholders, such as the approval of significant transactions.
Note 2. Significant Accounting Policies and Basis of Presentation – Investment in The M Resort LLC convertible note, page 49
4.	We note your disclosure that the call option related to the M Resort LLC convertible note is treated as a derivative with changes in fair value recorded to earnings. You also disclose that the initial value of the call option was $0 and the initial value of the debt was $155 million, with the discount accreted to earnings over the term of the note. Please tell us, and disclose in future filings, the fair value of the call option at December 31, 2007, and explain to us how you determined the fair value at both December 31, 2007 and at the initial issuance date in June 2007.

Securities and Exchange Commission
July 21, 2008

The value of the embedded call option of the convertible note was determined with assistance from a third party valuation firm using a binomial lattice model, where at each node a determination was made as to whether conversion would be beneficial.

Based on the determination that the equity value of 50% of M Resort was significantly less than the value of the note on a stand-alone basis using a discounted cash flow analysis, it was determined that the call feature had no value. In addition, since it was significantly “out of the money” and M Resort will remain in a development phase until mid-2009, it was determined that there would likely be no change in the value of the call option in the interim unless a significant change in circumstances occurred.

Through December 31, 2007, the Company determined that no such changes had taken place and the Company determined that the value of the call option remained $0.

The Company will disclose the fair value of the call option in future filings.
Goodwill and Other Intangible Assets, page 49
5.	We note your disclosure that you perform your annual impairment test for goodwill and indefinite lived intangible assets in the fourth quarter of each fiscal year. Please revise future filings to include disclosure of how you analyze goodwill for impairment, including the nature of the reporting units used in the analysis and the assumptions used to determine fair value of those reporting units. Also, please consider revising your Critical Accounting Estimates section of MD&A to include a discussion on evaluating goodwill for impairment.

As requested by the SEC staff, in future filings the Company will revise its footnote disclosure related to goodwill as follows (using the December 31, 2007 disclosure for illustrative purposes):
Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for goodwill and indefinite-lived intangible assets in the fourth quarter of each fiscal year. Goodwill for relevant reporting units is tested for impairment using a discounted cash flow analysis based on the Company’s budgeted future results discounted using the Company’s weighted average cost of capital and market indicators of terminal year free cash flow multiples. Indefinite-lived intangible assets consist primarily of license rights and trademarks which are tested for impairment using the relief-from-royalty method. No impairments were indicated as a result of the annual impairment reviews for goodwill and indefinite-lived intangible assets in 2007, 2006 or 2005.

Securities and Exchange Commission
July 21, 2008

The Company notes that it lists the reporting units to which goodwill was assigned in its “Goodwill and Other Intangible Assets” footnote, footnote 9 in the December 31, 2007 Form 10-K. Goodwill related to the Mandalay acquisition was primarily assigned to Mandalay Bay, Luxor, Excalibur and Gold Strike Tunica. Goodwill related to the Mirage Resorts acquisition was assigned to Bellagio, The Mirage and TI.

As requested by the SEC staff, the Company will also revise its Critical Accounting Estimates section of MD&A in future filings to include a discussion of the goodwill impairment evaluation.
Point-Loyalty Programs, page 50
6.	We note your disclosure that in the Player’s Club, customers earn points based on their slots play, which can be redeemed for cash or free play at any of the Company’s participating resorts and you record a liability based on the points earned times the redemption value and record a corresponding reduction in casino revenue. Please tell us why you believe it is appropriate to record points redeemed for free play as a reduction of revenue rather than as an operating expense. See paragraph 10 of EITF 01-09. Also, please tell us, and disclose in future filings how discretionary complimentaries (free goods or services as opposed to cash awards) that can be earned by the players are accounted for within the statement of operations (i.e., reduction of revenue or additional expense).

The accounting for the Company’s point-loyalty programs is based on the guidance in EITF 01-09, which generally requires that sales incentives in the form of cash be recorded as a reduction of revenue, while sales incentives in the form of goods or services are recorded as an expense.

The Company believes that free play is functionally the same as cash, and treats the cost of points earned which can be redeemed for cash or free play in the same manner, as a reduction of revenue. The Company believes its interpretation is consistent with other gaming companies. In addition, the Company notes that the current draft of the AICPA’s proposed revised Casino Audit and Accounting Guide includes the same interpretation.[1] The current draft of the revised guide includes the following:

[1]	A member of the Company’s accounting staff is a member of the AICPA’s Accounting Standards Executive Committee (AcSEC). The Company notes that AcSEC has confirmed the treatment discussed in the text of this letter in previous deliberations, and the revised guide is being readied for exposure.

Securities and Exchange Commission
July 21, 2008

The economic effect of free play is to provide cashable benefits that increase the customer’s odds of winning, changing the basic odds of the game. Furthermore, the use of free play will not trigger accounting recognition because revenue is measured based on an aggregate daily (or shift) basis, rather than on a per bet or per customer basis. Since revenue is the net win from gaming activities, the use of the benefit has no impact on the reporting of net win or loss from gaming activities. For example, if a customer bets $5 of their own cash and wins $1, the gaming entity reports revenue of $4. If a customer bets $5 of their own cash, uses $5 of credits from their club card, and wins $1, the gaming entity reports revenue of $4. In each transaction, the net win is $4, but the hold percentages are different in the two transactions. Also, pursuant to paragraph 9 of EITF Issue No. 01-9, cash consideration given as a sales incentive is presumed to be a reduction in selling price.
Regarding the SEC Staff’s inquiry in the final sentence related to the income classification of complimentaries, the Company notes the following:
1)	Points earned in the Company’s Players Club are not redeemable for complimentaries; therefore, the inquiry is not applicable as it relates to Players Club.

2)	For complimentaries offered on a discretionary basis, the Company accounts for such complimentaries as follows:
a.	In accordance with the AICPA’s current casino audit and accounting guide (paragraphs 2.03 and 2.04), the Company records the retail value of promotional allowances (complimentaries) as a deduction from gross revenue, with the cost of providing the complimentaries recorded as an operating expense.

b.	In accordance with SEC staff guidance, the Company (and it believes other gaming companies that are registrants), classifies the cost of providing complimentaries largely as an expense of the casino department.
The Company believes its existing disclosures in Note 1 on pages 49 and 50 adequately address these facts. The Company’s disclosure relating to Players Club indicates that points earned in the Players Club program can be redeemed for cash or free play. The Company’s disclosures related to complimentaries include the following from the summary of significant accounting policies:
The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

	Year Ended December 31,
	2007	2006	2005
		(In thousands)
Rooms	$96,183	$91,799	$74,022
Food and beverage	303,900	296,866	229,892
Other	33,457	34,439	31,733

	$433,540	$423,104	$335,647

Securities and Exchange Commission
July 21, 2008

Note 5. CityCenter Transaction, page 53
7.	We note your disclosure that you recognized profit to the extent of the outside equity interests because you met the criteria in paragraph 33 of SFAS No. 66, which includes that the seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest. In light of your disclosure in the last paragraph of Note 5 that the Company’s 50% voting rights in CityCenter may not be proportionate to its rights/obligations to receive/absorb expected returns/losses given the fact that the Company manages CityCenter, please explain to us why you believe you meet this third criteria of paragraph 33 of SFAS No. 66 and it is appropriate to recognize $1.03 billion in profit. As part of your response, please explain the nature of any continuing involvement you will have in CityCenter, such as management of the development and construction of the project and subsequent management of the operations of the project.

The Company believes it met the third criteria of paragraph 33 of SFAS 66 based on a review of all the provisions of the transaction. It notes that the disclosure referred to was made as part of the Company’s assessment of whether CityCenter is a variable interest entity under FIN 46R, where a strict interpretation of the proportionate ongoing support criteria is required. In SFAS 66, a partial sale may still be recognized if certain forms of ongoing support exist, but those elements of the transaction must be separately valued (paragraph 31, for example, references management services provided at below-market rates).

The joint venture agreement provides that all profits and losses are shared equally between the joint venture partners. All forms of continuing involvement were reviewed to determine if they are performed at fair market rates and terms. The most significant form of continuing involvement is the management agreements between the joint venture and the Company which were determined to be at fair market terms. Each of the remaining forms of continuing involvement were reviewed and evaluated as to whether they were above or below fair market terms. For those elements of ongoing support with favorable terms to the joint venture, a liability was recorded and a corresponding amount of gain was deferred by the Company. Below is a summary of the items of ongoing support reviewed:

Securities and Exchange Commission
July 21, 2008

Item	Support
ITEMS REQUIRING ADJUSTMENT TO GAIN

Offsite building rent	The Company agreed to provide office space for CityCenter personnel through project completion. Liability (deferred revenue) recorded for $26 million, representing the estimated fair value of JV rent of offsite buildings for 37.5 months (gain reduced accordingly).

Aircraft timeshare agreement	The Company agreed to allow CityCenter the use of Company aircraft at a favorable rate. Liability (deferred revenue) recorded for $24 million, representing the estimated fair value of JV use of MGM aircraft (gain reduced accordingly).

Dubai World tax indemnification	The Company agreed to pay certain taxes accruing to Dubai World on residential sales. Liability (deferred revenue) recorded for $5 million, representing the estimated fair value of the indemnification (gain reduced accordingly).

ITEMS NOT REQUIRING ADJUSTMENT TO GAIN

Management agreements	The development management agreement and operating management agreement between the joint venture and the Company were determined to not be favorable or unfavorable to either party; fee structure is market-based.

Garage easements	The parties agreed to share costs of the Sinatra garage (benefits the Company’s wholly owned resorts) and the Bellagio Employee Garage (benefits CityCenter) based on pro rata spaces provided. The fair value of rent for the same spaces was determined to not be materially different than the value assigned by cost sharing.

Dubai World stock purchase	In November 2007, Dubai World purchased 14.2 million shares of the Company’s common stock in a private placement, at a per share price of $84 for a total cost of $1.2 billion. The Company determined that these terms were not favorable or unfavorable to either party. See the Company’s response to comment 12 for further details.

Cap on joint venture’s cost for its share of the automated people mover	The joint venture’s share of people mover cost (serving the Company’s wholly owned resorts and CityCenter) capped at $50 million. Based on benefits received by each party, costs to be paid by the joint venture determined to be reasonable.
Based on the facts and discussion listed above, certain adjustments to the gain were made as indicated. The Company determined that these items of ongoing support did not affect the base conclusion that its obligations to provide ongoing support were not greater than its proportional interest in the venture.

8.	Further, please tell us in greater detail the nature of the contingent repurchase obligations, including the option to purchase if Dubai World is denied required gaming approvals. Your response should include your assessment of how you conclude that the probability of such contingency as being remote and therefore, determine that a prohibited form of continuing involvement does not exist. We may have further questions upon receipt of your response.

There are two contingent purchase obligations contained in the joint venture agreement between the Company and Dubai World. The first can be triggered by an impasse between the parties on any major decision. The provisions of the agreement do not allow the Company to trigger the impasse resolution procedures (which then allow the Company to repurchase Dubai World’s interest in CityCenter for 95% of a determined fair value).

Securities and Exchange Commission
July 21, 2008

The Company evaluated the provisions of this impasse resolution provision based on the relevant facts and circumstances, and determined that the provisions of paragraph 26 of SFAS 66 were met, as the agreement’s provisions function as a “buy-sell clause” as discussed in EITF 07-6 and do not give Dubai World an in-substance option to put its interest in CityCenter to the Company or give the Company an in-substance option to acquire Dubai World’s buyer’s interest in CityCenter.

The second contingent purchase obligation relates to the Company’s ability to repurchase Dubai World’s interest in CityCenter if Dubai World fails to receive necessary gaming approvals. The Company determined that this provision is analogous to an anti-speculation clause under EITF 86-6, which allows for a profit to be recognized as long as the probability of the buyer not complying is remote.

To determine the likelihood of the condition occurring, the Company consulted with its internal legal counsel, external gaming counsel, Compliance Officer, and independent Compliance Committee. The Company concluded, based on the analysis performed and the consultations referenced above, that the likelihood of Dubai World not obtaining necessary gaming approvals was remote.

9.	We note your disclosure that you contributed the CityCenter assets which the parties valued at $5.4 billion. Also, please tell us how the value of the contributed assets was recorded at the joint venture level and how the amount is reflected on the books of the Company.

Joint Venture Accounting

The Company notes that the joint venture accounted for the assets contributed on a partial step-up basis, in accordance with principles set forth in paragraph 30 of SOP 78-9. The contribution did not qualify for a full step-up under SEC guidance contained in a 1992 SEC staff speech at the AICPA National Conference on Current SEC Developments because the monetary assets (cash contributed by Dubai World) were not retained in the business (the monetary assets were distributed to the Company).

The joint venture engaged a third party valuation specialist to assist with the allocation of the transaction value to the individual assets contributed and liabilities assumed. Because the transaction was not a business combination, but was instead similar to an asset purchase, the joint venture determined that cost (transaction value) should be allocated to the individual assets and liabilities contributed based on their relative fair values in accordance with paragraph 7 of SFAS 141 and paragraph 6 of SFAS 142, and no goodwill was recorded.

Securities and Exchange Commission
July 21, 2008

Below is an excerpt from the joint venture’s December 31, 2007 audited financial statements discussing the accounting for the transaction:
The value of the assets contributed by MGM MIRAGE was determined by reference to the agreed-upon purchase price, which was initially $5.4 billion but was adjusted to $5.385 billion based on a comparison of actual net project spending by MGM MIRAGE through November 15, 2007 to estimated spending during the same period pursuant to the terms of the LLC Agreement. As part of this post-closing adjustment, and in accordance with the terms of the LLC Agreement, MGM MIRAGE is required to make a capital contribution of $22 million to the Company and the Company is required to distribute $22 million to Dubai World.
The Company recorded only a 50% step-up for the fair value of assets contributed by MGM MIRAGE. The following table reconciles the purchase price to the value assigned to the net assets contributed by MGM MIRAGE (in thousands):

Original purchase price	$5,400,000
Adjustments to purchase price	(15,166)

Revised purchase price	5,384,834

Historical cost of net assets contributed	(2,773,612)
Obligations to joint venture	50,000

2,661,222
Step-up percentage	50%

Partial step-up amount	1,330,611
Historical cost of net assets contributed	2,773,612

Value assigned to assets contributed by MGM MIRAGE	$4,104,223

Including the partial step-up, the value assigned to the contributed assets and related liabilities was allocated as follows based on the relative fair values of the contributed assets and liabilities (in thousands):

Prepaid rent	$26,000
Other current assets	8,593
Land	1,666,967
Furniture, fixtures and equipment	4,849
Construction in progress	2,109,733
Real estate under development	735,494
Intangible assets	66,548
Other assets	42,837
Construction payable	(286,242)
Deferred revenue	(263,549)
Other liabilities	(7,007)

$4,104,223

Company Accounting
Please refer to the response to comment 10 below.

Securities and Exchange Commission
July 21, 2008

Note 8. Investments in Unconsolidated Affiliates, page 54
10.	We note your disclosure that as of December 31, 2007, your investment in CityCenter was $1,421,480. Please provide us details as to how this amount was calculated or determined. Also, please explain to us the nature of the $662,492 adjustment included in the differences between the Company’s venture-level equity and investment balance, and provide us details of how the adjustment was calculated or determined.

The following table shows the calculation of the Company’s original investment balance upon consummation of the transaction on November 15, 2007 (in thousands):

Net carrying value of assets contributed	$2,773,612
Gain recognized	1,029,660
Deferred revenue for building rent and airplanes	50,000
Purchase price adjustment	22,186
Cash distribution received	(2,468,652)
Other	6,250

Investment balance at 11/15/07	$1,413,056

The following table shows the reconciliation of the Company’s November 15, 2007 investment balance to the December 31, 2007 balance of $1,421,480 (in thousands):

Balance at 11/15/07	$1,413,056
Capitalized interest on investment balance	12,018
Share of venture loss	(3,594)

Balance at 12/31/07	$1,421,480

The adjustment of $662.5 million to our equity in CityCenter upon the contribution of net assets included in the difference between the Company’s venture-level equity and investment balance relates almost entirely to the $1.33 billion partial step-up recorded by the joint venture, which for accounting purposes at the venture level was allocated equally between Dubai World and the Company, increasing the Company’s equity at the venture level with no corresponding increase in the Company’s investment balance.

11.	We note your disclosure that during the fourth quarter of 2007, the Company purchased the remaining 88 units in Towers B and C from the Signature at MGM Grand joint venture for $39 million. Please tell us how you accounted for this transaction, including the nature and amount of any gain or loss recognized on the transaction.

We accounted for this transaction as a purchase of property and equipment from an unconsolidated affiliate in accordance with paragraph 38 of SOP 78-9, which states:

Securities and Exchange Commission
July 21, 2008

An investor should not record as income its equity in the venture’s profit from a sale of real estate to that investor; the investor’s share of such profit should be recorded as a reduction in the carrying amount of the purchased real estate and recognized as income on a pro rata basis as the real estate is depreciated or when it is sold to a third party.
Therefore, the carrying value of the units purchased was reduced by the indicated profit at the venture level, and we did not record any gain or loss related to the transaction.
Note 14. Stockholders’ Equity, page 61
12.	We note your disclosure that on October 18, 2007, you completed the sale of 14.2 million shares of common stock to Infinity World Investments, a wholly-owned subsidiary of Dubai World, at a price of $84 per share. In light of the fact that it appears the adjusted closing trading price of your stock was $94.70 per share on October 18, 2007, please tell us how you valued the shares of stock sold to Infinity World Investments.

The agreement to sell 14.2 million shares of Company common stock to Infinity World Investments for $84 per share was executed on August 21, 2007 and publicly announced on August 22. The closing price of the Company’s common stock on August 21 was $74.32, meaning the agreed-upon price represented a 13% premium.

The following is an excerpt from the Company’s Schedule 14D-9 filed with the Commission on August 31, 2007, addressing the stock transaction and related CityCenter transaction. The “Offer” referred to is a tender offer made by Dubai World for an additional 14.2 million shares of Company common stock:
On the morning of August 21, 2007, the Company’s Board held a meeting, together with UBS Securities LLC (“UBS”), Christensen Glaser and Snell & Wilmer L.L.P., the Board’s financial and legal advisors, to discuss the transactions contemplated by the CityCenter joint venture project, the proposed purchase from the Company of 14.2 million shares of Common Stock by the Purchaser and the Offer. At the Board meeting, the members of the Board reviewed executive summaries of the JV Agreement and the Stock Purchase Agreement, and members of management, who were involved in the negotiation of the transactions, presented the material financial and legal terms of the JV Agreement, the Stock Purchase Agreement and the Offer. UBS made a presentation to the Board consisting of, among other things, the terms of the CityCenter joint venture project and various valuation analyses for CityCenter. In addition, UBS issued its opinion to the Board that the terms of the CityCenter joint venture project are fair from a financial perspective to the Company. UBS discussed with the Board the historical market prices and public float of the Common Stock and certain historical financial results of the Company in relation to corresponding financial results of comparable companies. UBS did not make a recommendation with respect to, or issue an opinion on the fairness of, either the Stock Purchase Agreement or the Offer.
On the basis of these discussions and review of relevant documents, the Company’s Board of Directors approved the Stock Purchase Agreement.

Securities and Exchange Commission
July 21, 2008

Note 15. Stock-Based Compensation, page 61
13.	We note your disclosure that for awards granted prior to adoption of SFAS No. 123R, the unamortized expense is being recognized on an accelerated basis, since this was the prior method used for disclosure purposes. In light of the disclosure in the Form 10-K for the year ended December 31, 2005 that “for disclosure purposes, employee stock options have been measured at fair value using the Black-Scholes option-pricing model and compensation has been assumed to be amortized over the vesting periods of the options,” please tell us the nature and terms of this accelerated basis you are using to recognize compensation expense for awards granted prior to the adoption of SFAS 123R. Also, please tell us why this basis does not appear consistent with your prior disclosures.

The accelerated basis used prior to adoption of SFAS 123R was a “graded attribution” method which treated options with graded vesting (the exclusive type of vesting associated with options granted by the Company) as separate tranches, thus accelerating the recognition of compensation cost versus a “straight line” approach for the grant as a whole.

The Company’s previous disclosure was silent with respect to the amortization method; the disclosure merely states that “compensation has been assumed to be amortized.” Therefore, the Company does not believe the current disclosure is inconsistent with prior disclosures, but rather provides additional information compared to previous disclosures.
Attached is a statement from the Company acknowledging the items requested in your letter. If there are additional comments or questions, please do not hesitate to contact the undersigned at (310) 282-6247.
Very truly yours,

/s/ Janet S. McCloud Janet S. McCloud
Of Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP
Attachments

Copies to:	J. Terrence Lanni
James J. Murren
Daniel J. D’Arrigo
Gary N. Jacobs

The undersigned, on behalf of MGM MIRAGE, acknowledges:
•	MGM MIRAGE (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Gary N. Jacobs Gary N. Jacobs
Executive Vice President, General
Counsel and Secretary of MGM MIRAGE